U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ] Form 10KSB [ ] Form 20F [ ] Form 11K [X] Form 10QSB [ ] Form N-SAR

For Period Ended:  December 31, 2001
                   -----------------

[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            Whistler, Inc.

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):         12740 Vigilante Road

City, State and Zip Code:           Lakeside, California 92040

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K,
10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.


     On August 2, 2001, Whistler, Inc., a Delaware corporation (the "Company) and American Energy Power Systems, Inc., a corporation organized under the laws of Nevada ("AEPS") entered into a letter agreement (the "Letter Agreement") pursuant to which the Company would acquire 100% of the issued and outstanding shares of AEPS. The Company previously disclosed the terms and conditions of this Letter Agreement (which required completion of due diligence by the Company and receipt of certain approvals prior to consummation) in an 8-K Report filed with the Securities and Exchange Commission on approximately August 10, 2001.

     The shareholders of AEPS held a special meeting in which the shareholders voted for and approved the Letter Agreement. As of September 28, 2001, the Company had completed its due diligence and all requisite approvals had been obtained. Therefore, on September 28, 2001, the Company, AEPS and all of the shareholders of AEPS entered into a stock purchase agreement (the "Stock Purchase Agreement"). The parties to the Stock Purchase Agreement agreed that the effective date and consummation of the Stock Purchase Agreement would be October 2, 2001. Pursuant to the provisions of the Stock Purchase Agreement, the Company agreed to (i) acquire from the shareholders of AEPS 100% of the aggregate 1,046,036 shares of common stock of AEPS issued and outstanding; (ii) issue to the shareholders of AEPS an aggregate of 1,248,000 restricted shares of the Company's common stock, par value $0.001 (the "Common Stock"); and (iii) reserve for issuance under certain stock option plans, which are subject to shareholder approval, at least an aggregate of 15% of the Company's shares of Common Stock.

     Management of the Company believes that certain provisions of the Stock Purchase Agreement may have been breached and, therefore, is currently negotiating for the resolution of certain issues including the return of its shares of Common Stock issued to the shareholders of AEPS.

     Therefore, the Company's independent public accountant, LaBonte & Co., needs additional time to adequately determine the position of the Company in relation to its acquisition of AEPS. Such factors have affected the flow of information from the Company to LaBonte & Co. and the subsequent preparation and audit of the financial statements. The Company requires additional time to properly prepare its financial statements for the nine-month perio ended December 31, 2001. The quarterly report on Form 10-QSB will be filed on or before February 19, 2001.

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PART IV - OTHER INFORMATION
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(1)      Name  and  telephone  number  of  person  to  contact  in  regard to this notification: Diane D. Dalmy  303.985.9324

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months o for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Whistler, Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 14, 2001                         By: /s/ James Bunyan
      -----------------                         --------------------------------
                                                President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).